SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Announcement  |  Lisbon  |  16 October 2014

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the material fact disclosed by Oi, S.A., regarding the reverse split of Oi’s common and preferred shares, in a 10:1 ratio, according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF)

No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Reverse Split of Shares and ADSs of Oi S.A.

Oi S.A. (“Oi” or the “Company,” Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, §4º of Law No. 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that:

The Board of Directors of Oi approved, on this date, a proposal to be submitted to an extraordinary shareholders’ meeting that will take place on November 18, 2014, in order to vote on the reverse split of common shares and preferred shares of the Company, in a 10:1 ratio, as a result of which each lot of 10 shares of each class shall be grouped into one single share of that same class.

The Company’s common shares and preferred shares represented by American Depositary Shares (“ADSs”) that are traded on the New York Stock Exchange (“NYSE”) will also be grouped using the same ratio to be used for the common shares and the preferred shares in Brazil, as a result of which each ADSs will continue to represent one common share or preferred share, as the case may be.

Timeline for the creation of lots of 10 shares and the procedures to be adopted with respect to fractions resulting from the reverse split

Once the reverse split has been approved by the shareholders’ meeting of the Company, there will be a 30-day period counted from the date of the publication of the notice to the shareholders to be published after such shareholders’ meeting, during which shareholders of common shares or preferred shares that may be interested in can adjust their shareholding position, by class, to obtain lots composed of multiples of 10 shares, by trading on the São Paulo Stock Exchange (BM&FBOVESPA — Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”), and

maintain their position as shareholders of the Company with a at least one share after the reverse split is completed.

After the 30-day period is completed, any remaining fractions of shares resulting from the reverse split will be grouped in whole numbers and sold at auction on the BM&FBOVESPA, with the resulting proceeds from the sales of such fractions made available to the previous holders of such fractions  after the financial settlement of the sales.

Additional information about the timeline and conditions for the adjustment of the shareholding positions and the auction of the fractions and distribution of the resulting proceeds will be disclosed in due time, through a notice to shareholders.

The Company will keep its shareholders and the market in general informed of any relevant subsequent events related to the topics discussed in this Material Fact.

Rio de Janeiro, October 15, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.